Pulaski Bank

12300 Olive Boulevard • Creve Coeur, MO 63141-6434
Mailing: P.O. Box 419033 • St. Louis, MO 63141-9033

FDIC INSURED

September 30, 2003

Mr. Brian Bjorkman
Via email Kerbri95@aol.com
St. Louis, Missouri

Dear Brian:

On behalf of the entire senior officer team, I am excited about the prospects of working together. You have built a very successful commercial lending portfolio in St. Louis over the past decade. Further, you have also built a reputation as being an honest, ethical and hard working executive. It is my hope that you will decide to continue your successful tradition with Pulaski Bank. While we would anticipate a mid October start date, we are flexible on the exact date. With your help, we believe we can become a player in the St. Louis commercial lending marketplace.

This letter serves to formalize the terms and conditions of our offer of employment in the position of Senior Vice-President, Commercial Lending at Pulaski Bank.

Responsibilities – Your responsibilities will include a continuation of the prolific, high quality commercial loan production that you have achieved during your tenure in the business. In addition, in your sales management capacity, you will be responsible for expanding the commercial lending function here at Pulaski. We will look to you to assist in the recruiting of loan officers that will be a good fit within our culture and framework.

The opportunities for increased responsibility that will present themselves in the future are virtually unlimited. As a growth-oriented local community bank we are extremely optimistic about our potential for continued success.

The compensation package we have developed for you is as follows:

1. ***Base compensation*** -The position carries a base compensation of $150,000 annually, payable bi-weekly, assuming a regular work schedule. We would assume that you would endeavor to grow our portfolio by at least $15 million in your first year with us.

2. ***Profit Bonus*** - You will be eligible for a bonus at the end of your first year. The bonus calculation will be 4% of the profit that is produced in the commercial lending area from your direct efforts and 2% from you indirect, recruiting efforts. In addition, we would apply this 2% to our existing portfolio.

3. ***Equity Trust Plan*** – The bank has developed legal agreements and document associated with the Equity Trust Plan (ETP) that we have discussed. The purpose of the plan is to allow you to defer compensation into later years, and for the bank to contribute an amount into a vehicle that will invest these pre-tax dollars into Pulaski Financial Corporation (PULB) stock. An independent bank will administer the trust account and you will receive quarterly statements. The following is a synopsis of this portion of the compensation package, using non-legal jargon:

   A. **Amount-** The bank will contribute up to $125,000 into the trust to purchase PULB upon acceptance of this offer.

   B. **Term/Frequency** – The ETP will have a five-year term commencing on October 1, 2003, or such later date that is mutually agreed upon.

   C. **Profit Participation** - The bank is willing to contribute your profit bonus into the ETP if you elect this option.

   D. **PULB Investment** - All contributions into the ETP will be immediately invested in PULB stock.

   E. **Dividends** – All dividends will be re-invested in PULB stock, and remain in the ETP.

   F. **Voluntary Resignation** – In the event you voluntarily resign your position with Pulaski Bank prior to the term of the ETP, you will release all of your ownership rights in the ETP.

   G. **Involuntary Resignation** – If your employment at Pulaski Bank is terminated for cause (e.g., fraud, theft, etc.), prior to the term of the ETP, you will release all of your ownership rights in the ETP.

   H. **Death** – A named beneficiary will receive the then current value of the ETP in the event of your death.

   I. **Change in Control** – In the event of a change in control of Pulaski Financial Corporation, you will receive the then current value of the ETP at the time of the change in control.

4. ***Stock Options***: You will be eligible to participate in the company's stock-based incentive program: the SOP (Stock Option Program) You will receive award agreements detailing your award of 10,000 shares of Pulaski Financial Corp. (**NASDAQ listed: PULB**) stock. The shares would be exercisable at the rate of 20% per year. The strike price would be determined by the price of PULB stock on the accepted date of this offer. The stock award programs require that the recipient remain an employee of the company over the award period (5 years). However, the awards would vest in the event of your death, disability or a change in control.

5. ***Employee Benefit Plans*** -You will be eligible for enrollment in our health, medical, dental plan on the first of the month following full three months employment. In the event that you are out of pocket for these costs in your first three months with us, the company will reimburse you for these costs.

6. A separate Addendum will be provided to explain medical, dental and health benefits.

7. ***Additional Employee Benefits*** -You will be eligible to participate in the company's ESOP and 401K plans after one full year of full-time employment. The 401(k) benefits include a company match of 50% of your contribution up to the first 4% of total compensation. There are multiple 401(k) investment options including company stock.

8. ***Signing Bonus*** – You will be paid a $75,000 signing bonus upon acceptance of this offer.

9. ***Stock Award*** – You will be granted 3,400 shares of stock in Pulaski Financial Corp. **(PULB)** subject to the bank's 1998 Management Recognition Plan (MRP). The shares will be awarded on your first date of employment and have five-year vesting schedule. You will be able to receive the dividends payable on the entire amount with each quarterly dividend payment.

It would be my hope that you accept this offer on or about September 30, 2003, and that you join the Pulaski team in the month of October 2003. Due to the unique nature of this offer, I respectfully request the terms remain confidential.

I hope that you will agree that we have created an irresistible package that is reflective of our belief in your potential contribution. I am enthusiastic about the prospect of you joining the Pulaski Bank Team. It is clear to me that the combination of your skills, energy, business philosophy combined with the solid banking operation that exists here, creates a compelling opportunity. I believe that we have a bright future ahead of us, and I think you will make us a better company.

Sincerely,

William A. Donius
Chairman and CEO

Accepted and Agreed:

Brian Bjorkman